                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                                  For the month
                                       of
                            July 18 and July 24, 1996



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                   Citco Building, Wickhams Cay, P.O. Box 662,
                   Road Town, Tortola, British Virgin Islands
                    (Address of principal executive offices)

NAM TAI ELECTRONICS, INC.                              CONTACT: WENDY L. WISEMAN
CORPORATE OFFICE:                                                 P.R. SECRETARY
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831                                 NEWS RELEASE






                       NAM TAI ELECTRONICS, INC. ANNOUNCES
                    ADVANCED GRAVIS INVESTMENT NOT TO PROCEED


VANCOUVER, CANADA July 18, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced that certain conditions precedent to its investment in Advanced Gravis Computer Technology Ltd. ("Advanced Gravis") were not fulfilled to the satisfaction of Nam Tai and that Nam Tai does not intend to proceed with the investment.

On June 17, 1996, Nam Tai announced that it had entered into a letter of intent with Advanced Gravis whereby it was proposed that Nam Tai purchase between 25% and 30% of the shares outstanding (35% to 45% fully diluted) in Advanced Gravis by way of private placement. The proposed investment was subject to the satisfaction of certain conditions including the approval of Nam Tai's Board of Directors. Nam Tai had until July 26, 1996 to notify Advanced Gravis of satisfaction of its conditions in order for the investment to proceed.

"The proposed investment will not proceed but Nam Tai intends to pursue other acquisition opportunities in the consumer electronics industry to expand its product lines and add new customers, particularly in North America," commented Mr. M.K. Koo, Chairman of Nam Tai.

Release of Second Quarter Financial Results

The Company also announced it intends to release its financial results for the second quarter ended June 30, 1996 following the close of market on Wednesday, July 24, 1996.

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.



                                      -end-

NAM TAI ELECTRONICS, INC.                              CONTACT: WENDY L. WISEMAN
CORPORATE OFFICE:                                                 P.R. SECRETARY
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831                                 NEWS RELEASE




                       NAM TAI ELECTRONICS, INC. ANNOUNCES
                          SECOND QUARTER 1996 RESULTS:
                    WEAKER RESULTS IN LINE WITH EXPECTATIONS


VANCOUVER, CANADA July 24, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced unaudited results for the second quarter ended June 30, 1996. Sales for the second quarter ended June 30, 1996 decreased by 17% to $24,885,000 from $30,065,000 for the second quarter of 1995. Operating income for the second quarter of 1996 decreased by 58% to $1,201,000 from $2,880,000 for the prior year period. Net income for the period decreased by 56% to $1,409,000 from $3,210,000 for 1995. Earnings per share for the second quarter of 1996 decreased to $0.17 per share from $0.39 per share for the prior year period.

Net sales for the six months ended June 30, 1996 decreased by 4% to $50,242,000 from $52,508,000 for the first six months of 1995. Operating income for the first six months of 1996 decreased by 29% to $3,208,000 from $4,489,000 for the prior year period. Net income for the period decreased by 21% to $3,742,000 from $4,766,000 for 1995. Earnings per share for the first six months of 1996 decreased to $0.46 per share from $0.58 per share for the prior year period.

The Company previously announced its expectation that the second quarter 1996 results would be less than the comparable period in 1995. Strong sales demand during the second quarter of 1995 in combination with weakness in the second quarter of 1996 resulted in the comparative results. In addition, expenses associated with the start-up and operation of the new facility in Shenzhen were incurred.

"Nam Tai remains profitable and the reported results are in line with our expectations. World-wide market conditions have weakened, and although we expect increasing sales through the third and fourth quarters, we must work hard to achieve total sales at or above 1995," commented Mr. M.K. Koo, Chairman of Nam Tai. "We have now begun to utilize the new factory complex which is a valuable addition to our Company and expect to require the additional available capacity as industry conditions improve," he commented.

The new plant facility was officially opened on May 16, 1996. The existing building will be renovated following transfer of operations to the new facility and additional capacity is anticipated to be required prior to year-end.

The annual general meeting of Nam Tai was held on June 20, 1996 in New York. At the meeting an annual dividend of $0.03 per share was announced, an increase of 100% over the dividend announced for the prior year. It was also announced that the Company intends to adopt the policy of increasing its dividend on a year by year basis over the next several years to a level consistent with other established corporations, following which it will increase its dividend annually on a basis consistent with the Company's growth in sales and net income.

Nam Tai also announced on June 17, 1996 that it had entered into a letter of intent for the purchase of approximately 27% of the shares outstanding (35% to 45% fully diluted) of Advanced Gravis Computer Technology Ltd. ("Advanced Gravis") by way of private placement. On July 18, 1996, Nam Tai announced that certain conditions precedent to its investment were not fulfilled to the satisfaction of Nam Tai and that Nam Tai did not intend to proceed with the investment. The Company intends to pursue appropriate acquisition opportunities such as this to expand its product lines and add new customers, particularly in North America.

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.


                                     -more-

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED JUNE 30, 1996 AND 1995
(In Thousands of U.S. Dollars except per share data)

                                                  Three Months ended                      Six Months ended
                                                       June 30,                                June 30,
                                              1996                 1995               1996                 1995
                                              ----                 ----               ----                 ----

Net sales                                  $    24,885         $    30,065         $    50,242         $    52,508
Cost of sales                                   19,978              24,078              40,299              42,265
                                           -----------         -----------         -----------         -----------

  Gross profit                                   4,907               5,987               9,943              10,243
                                           -----------         -----------         -----------         -----------
Costs and expenses
  Selling, general and
   administrative expenses                       3,448               2,971               6,323               5,525
  Research and development expenses                258                 136                 412                 229
                                           -----------         -----------         -----------         -----------
                                                 3,706               3,107               6,735               5,754
                                           -----------         -----------         -----------         -----------
Income from operations                           1,201               2,880               3,208               4,489

  (Loss) gain on disposal of
   fixed assets                                     --                  (7)                 --                 (33)
  Other income - net                               250                 435                 617                 458
  Interest expense                                 (18)                (39)                (19)                (58)
                                           -----------         -----------         -----------         -----------

Income from consolidated companies
 before income taxes and
 minority interest                               1,433               3,269               3,806               4,856
Income tax recovery (expense)                      (24)                (59)                (64)                (90)
                                           -----------         -----------         -----------         -----------

Net income                                 $     1,409         $     3,210         $     3,742         $     4,766
                                           ===========         ===========         ===========         ===========

Earnings per share                         $      0.17         $      0.39         $      0.46         $      0.58
                                           ===========         ===========         ===========         ===========

Weighted average common shares
 outstanding and common stock
 equivalents                                 8,241,218           8,124,661           8,212,954           8,120,864
                                           ===========         ===========         ===========         ===========

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 1996 AND DECEMBER 31, 1995
(In Thousands of U.S. Dollars)

                                                             June 30,         December 31,
                                                               1996               1995
                                                             --------         ------------
ASSETS                                                     (unaudited)
Current assets:
  Cash and cash equivalents                                  $  1,670           $ 10,927
  Term deposits                                                15,191              6,435
  Accounts receivable                                          13,881             17,699
  Inventories                                                   9,091             10,425
  Prepaid expenses and deposits                                 5,325              1,525
                                                             --------           --------

      Total current assets                                     45,158             47,011
                                                             --------           --------
Long term investment                                            3,931              3,931

Property, plant and equipment, at cost                         40,747             35,365
 Less: accumulated depreciation and amortization               (9,106)            (7,730)
                                                             --------           --------
                                                               31,641             27,635
                                                             --------           --------
Other assets                                                      821                704
                                                             --------           --------

      Total assets                                           $ 81,551           $ 79,281
                                                             ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank borrowings                                       --                273
  Notes payable                                                 5,574              5,320
  Accounts payable and accrued expenses                        11,642             13,408
  Dividend payable                                                243                 --
  Income taxes payable                                            124                107
                                                             --------           --------

         Total liabilities                                     17,583             19,108
                                                             --------           --------
Shareholders' equity:
  Common stock                                                     81                 80
  Additional paid-in capital                                   28,572             28,182
  Stock option grants                                             371                467
  Retained earnings                                            34,916             31,417
  Foreign currency translation adjustment                          28                 27
                                                             --------           --------

      Total shareholders' equity                               63,968             60,173
                                                             --------           --------

         Total liabilities and shareholders' equity          $ 81,551           $ 79,281
                                                             ========           ========

         The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 33-91553).

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             For and on behalf of
                                             Nam Tai Electronics, Inc.
                                             by



                                             (Sd.) Koo Ming Kown
                                             -----------------------
                                             Koo Ming Kown
                                             Chairman

Date:  July 29, 1996